UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Multi Ways Holdings Limited (“Multi Ways”, the “Company” or the “Issuer”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, received a notification (the “Filing Deficiency Notification”) from New York Stock Exchange Regulation (“NYSE Regulation”) on May 16, 2025, indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”, or the “Delinquent Report”) with the U.S. Securities and Exchange Commission (the “SEC”) (the “Filing Delinquency”), the Company is not in compliance with NYSE American LLC (“NYSE American”, or the “Exchange”) continued listing standards. As a result, the Company is now subject to the procedures and requirements set forth in Section 1007 of the NYSE American Company Guide (the “Company Guide”).

Under Section 1007 of the NYSE American Company Guide, within five days of the date of the Filing Delinquency Notification, the Company was required to (a) contact the NYSE to discuss the status of the 2024 Form 20-F and (b) issue a press release disclosing the occurrence of the Filing Delinquency, the reason for the Filing Delinquency and the anticipated date such Filing Delinquency will be cured via the filing of the 2024 Form 20-F. The delay in the filing of the 2024 Form 20-F is primarily due to the additional time required to finalize the related financial disclosures. The management, in coordination with the Company’s independent auditors, is actively addressing the outstanding matters and working diligently to complete the filing as soon as practicable. The Company is in regular communication with its legal counsel and independent auditors and is committed to filing the 2024 Form 20-F on or before May 30, 2025. Multi Ways has already taken measures to expedite the finalization process and is confident in its ability to cure the Filing Deficiency and regain compliance with the continued listing requirements.

NYSE Regulation notified the Company that the Exchange will monitor the Company and the status of the 2024 Form 20-F during the six-month period from the date of the Filing Delinquency (the “Initial Cure Period”). If the Company fails to cure the Filing Delinquency within the Initial Cure Period, the Exchange may, in the Exchange’s sole discretion, allow the Issuer’s securities to be traded for up to an additional six-month period (the “Additional Cure Period”) depending on the Issuer’s specific circumstances. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 of the Company Guide. If the Exchange determines that an Additional Cure Period of up to six months is appropriate and the Issuer fails to file its Delinquent Report and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence. An issuer is not eligible to follow the procedures outlined in Section 1009 with respect to these criteria.

Notwithstanding the foregoing, however, the Exchange may in its sole discretion decide (i) not to afford an issuer any Initial Cure Period or Additional Cure Period, as the case may be, at all or (ii) at any time during the Initial Cure Period or Additional Cure Period, to truncate the Initial Cure Period or Additional Cure Period, as the case may be, and immediately commence suspension and delisting procedures if the Issuer is subject to delisting pursuant to any other provision of the Company Guide, including if the Exchange believes, in the Exchange’s sole discretion, that continued listing and trading of an issuer’s securities on the Exchange is inadvisable or unwarranted in accordance with Sections 1001-1006 of the Company Guide.

To enhance information available to investors, NYSE American makes a late filer (“.LF”) indicator available on the consolidated tape. This enables data vendors who disseminate the quotes and trades of NYSE American-listed issuers to append an indicator to the ticker symbol(s) of any issuer that is a late filer. Each vendor is free to use an indicator of its own choosing so the letter or symbol used to indicate this status may differ from vendor to vendor. NYSE American also publishes a list of noncompliant issuers at https://www.nyse.com/regulation/noncompliant-issuers and displays the .LF indicator on its website. The Company has been posted on the list of noncompliant issuers and an “LF” indicator has been appended to the Company’s profile on the NYSE American website.

The Filing Deficiency Notification has no immediate effect on the listing of the Company’s ordinary shares on NYSE American. The Company’s ordinary shares will trade on the NYSE American while it regains compliance with the continued listing standards.

The Company is committed to regaining compliance with the Exchange’s continued listing standards. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

Attached as Exhibit 99.1 is the Company’s press release dated May 23, 2025, entitled, “Multi Ways Holdings Receives Notification of Deficiency from NYSE Related to Delayed Filing of Annual Report on Form 20-F”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 23, 2025 - “Multi Ways Holdings Receives Notification of Deficiency from NYSE Related to Delayed Filing of Annual Report on Form 20-F”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2025	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director